SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             ACTION INDUSTRIES INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)


                                 005041108
                               (CUSIP Number)


                                 JOSEPH GIAMANCO
                                74 TRINITY PLACE
                            NEW YORK, NEW YORK 10006
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 13, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /


                                Page 1 of 8 pages

                                  SCHEDULE 13D

CUSIP No. 5041108                            Page 2 of 8 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     JOSEPH GIAMANCO

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/
                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

                    7) SOLE VOTING POWER
                       339,500
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES                 N/A
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              339,500
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH                    N/A

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           339,500

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                SEE ITEM 5                            /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%

14)  TYPE OF REPORTING PERSON
          IN

                                  Schedule 13D

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.10 par value (the "Common Stock"), of Action Industries Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 460 Nixon Road, Cheswick, PA 15024-1098.


Item 2.   Identity and Background.

         (a) - (c) This Statement is being filed by Joseph Giamanco (the "Reporting Person"). Mr. Giamanco is the Chief Executive Officer of GHM Inc., a specialist member firm of the American Stock Exchange. Mr. Giamanco's business address is c/o GHM Inc., 74 Trinity Place, New York, New York, 10016.

          (d) - (e) During the last five years, the Reporting Person, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a natural person identified in this Item 2 and is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The cost of the shares of Common Stock reported owned by the Reporting Person was funded out of personal funds.

Item 4.   Purpose of Transaction.

          The Reporting Person acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

          The Reporting Person may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company owned by him. The Reporting Person may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a)-(b) The Reporting Person has sole beneficial ownership of an aggregate of 339,500 shares of Common Stock, representing approximately 6.1% of the outstanding shares of Common Stock (based upon 5,539,458 shares of Common Stock reported outstanding as of 11/11/96 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996). The foregoing does not include 15,500 shares owned by Mr. Giamanco's adult children, as to which Mr. Giamanco disclaims beneficial ownership.

         (c) Except as set forth on Schedule I, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days. All transactions reported on Schedule I were effected in the open market.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

               Not applicable.

Item 7.  Material to be Filed as Exhibits.

               Not applicable.

                                    SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 4, 1996


                               /s/ JOSEPH GIAMANCO
                               -------------------
                                  JOSEPH GIAMANCO

                                                                      SCHEDULE I
                            TRANSACTIONS IN COMMON
                       STOCK OF ACTION INDUSTRIES, INC.

Shares Purchased by JOSEPH GIAMANCO

                           Number of
                           Shares           Price per        Total
          Date             Purchased          share          Cost
          ----             ---------          -----          ----

          08/05/96           1,000           $2.0225      $2,022.50
          08/05/96           1,000            2.085        2,085.01
          09/04/96           5,000            1.6465       8,232.27
          09/04/96           7,000            1.7695      12,386.29
          09/04/96           3,000            1.77         5,308.40
          09/04/96           2,500            2.27         5,681.33
          09/04/96           2,500            2.15         5,368.79
          09/04/96           2,000            2.0895       4,170.02
          09/04/96           5,000            1.83         9,169.88
          09/05/96          10,000            1.64        16,444.53
          09/05/96          15,000            1.80        27,000.00
          09/09/96           1,000            2.085        2,085.01
          09/09/96             500            2.0225       1,011.25
          09/09/96           2,000            1.96         3,920.00
          09/13/96           4,700            1.8342       8,620.89
          09/13/96             300            1.835          550.49
          09/13/96           2,300            1.8975       4,364.21
          09/13/96           1,800            1.8975       3,415.48
          09/13/96          48,800            1.7375      84,790.00
          09/13/96           1,100            1.8975       2,087.23
          09/16/96             100            1.71           171.00
          09/16/96           1,000            1.77         1,772.47
          09/16/96           1,200            1.15         2,201.97
          09/16/96           3,000            1.83         5,317.41
          09/16/96           3,600            1.77         6,380.89
          10/10/96           1,000            1.71         1,710.62
          10/01/96             300            1.835          550.49
          10/01/96           2,200            1.835        4,036.95
          10/01/96             200            1.835          367.00
          10/02/96             100            1.835          183.50
          10/03/96           1,000            1.8975       1,897.48
          10/04/96           4,000            1.8975       7,589.93
          10/08/96           2,500            1.835        4,587.44
          10/09/96           1,600            1.7725       2,835.95
          10/10/96           2,500            1.6475       4,118.63
          10/10/96             500            1.7106         855.32
          10/15/96           2,200            1.5224       3,349.36
          10/16/96             800            1.5224       1,217.95
          10/18/96           2,000            1.3349       2,669.83
          10/18/96          30,000            1.05        31,500.00
          10/18/96           5,000            1.2349       6,174.50
                           ========           ======       ========
          Total            _______            ______    $__________

                            TRANSACTIONS IN COMMON
                       STOCK OF ACTION INDUSTRIES, INC.

Shares Sold by JOSEPH GIAMANCO


                           Number of        Price per        Total
          Date             Share Sold          share          Cost
          ----             ---------          -----          ----

          09/06/96           3,000           $1.73        $52186.37
          09/06/96           2,500            1.73         4,321.97
          09/06/96           2,500            1.73         4,321.97
          09/06/96           2,000            1.73         3,457.58
          09/06/96           5,000            1.73         8,643.58
          09/06/96          10,000            1.73        17,287.91
          09/13/96           2,000            1.73         3,434.94
          09/13/96             900            1.79         1,610.96
          09/30/96           1,100            1.91         2,108.52
          09/30/96             100            1.91           191.98
          09/30/96           1,000            1.91         1,916.84
          09/30/96           1,200            1.91         2,300.21
          09/30/96             500            1.91         5,250.52
          09/30/96           3,600            1.93         6,900.63
          10/14/96           1,000            1.71         1,710.62
                           ========           ======       ========
          Total            _______            ______    $__________